UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF
THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41641

SHL TELEMEDICINE LTD.
(Exact name of registrant as specified in its charter)

90 Yigal Alon Street
Tel Aviv 67891, Israel
+972 (3) 561-2212
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, nominal value NIS 0.01 per share
American Depositary Shares, each representing one (1) ordinary share, nominal value NIS 0.01 per share
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☑	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

Part I
Item 1. Exchange Act Reporting History

A.
SHL Telemedicine Ltd. (the “Company” or “Registrant”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), on March 30., 2023, the effective date of the Company’s Registration Statement on Form 20-F (file no. 001-41641) (the “20-F Registration Statement”) and Registration Statement on Form F-6 (file no. 333-270672), each filed with the Securities Exchange Commission (the “Commission”) in connection with the listing of the Company’s American Depositary Shares (the “ADSs”), each representing one (1) ordinary share, nominal value NIS 0.01 per share, of the Company (the “Ordinary Shares”), on the Nasdaq Capital Market (“Nasdaq”).

B.
The Registrant has filed all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding rules of the Commission for the 12 months preceding the filing of this Form 15F, including at least one Annual Report on Form 20-F pursuant to Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Registrant has never sold securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”).

Item 3. Foreign Listing and Primary Trading Market

A.	The Registrant’s Ordinary Shares are listed on the SIX Swiss Exchange Ltd. in Switzerland under the symbol SHLTN, which constitutes the primary market for the Registrant’s Ordinary Shares.
B.
The Registrant’s Ordinary Shares were first listed on the SIX Swiss Exchange on January 22, 2021. The Registrant’s Ordinary Shares have been listed on the SIX Swiss Exchange for at least the 12 months preceding the filing of this Form 15F.

C.
During the 12-month period beginning January 1, 2025 and ending December 31, 2025, 85.8% of the average daily trading volume of the Registrant’s Ordinary Shares on a worldwide basis (including Ordinary Shares previously represented by ADSs) occurred on the SIX Swiss Exchange, the primary trading market for the Registrant’s Ordinary Shares listed above.  The Registrant filed a Form 25 with the Commission on March 21, 2025 to delist its ADSs from Nasdaq.  The last trading day of the ADSs on Nasdaq was March 28, 2025 and the delisting became effective on March 31, 2025.  On March 18, 2025 the Registrant instructed The Bank of New York Mellon, as depositary of the Company’s ADS program, to terminate the ADS program.  The termination was effective on June 26, 2025.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

As of January 15, 2026, the Registrant had 21 U.S. resident record holders of the Registrant’s Ordinary Shares, the class of equity securities that are the subject of this Form 15F, including those Ordinary Shares previously represented by the Registrant’s ADSs.  The number of U.S. resident record holders the class of equity securities that are the subject of this Form 15F was calculated in accordance with Rule 12h-6(e) promulgated under the Exchange Act and based on the Registrant’s shareholder register and a geographic survey conducted by Broadridge Financial Solutions, Inc.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.
The Registrant disclosed its intent to voluntarily terminate the registration of the securities that are the subject of this Form 15F in a Press Release, dated March 11, 2025 (the “March 2025 Press Release”), and a Press Release, dated February 2, 2026 (the “January 2026 Press Release”).

B.
Both the March 2025 Press Release and the January 2026 Press Release were disseminated by the major newswire service the Registrant typically uses to publish press releases and also published by various news services in the United States. In addition, both the March 2025 Press Release and the January 2026 Press Release were posted on the Registrant’s website.  The March 2025 Press Release was submitted to the Commission on a Report on Form 6-K via EDGAR on March 11, 2025 and the January 2026 Press Release is being filed with the Commission as Exhibit 99.1 attached hereto.

Item 8. Prior Form 15 Filers

Not applicable.

Part II

Item 9. Rule 12g3-2(b) Exemption

The Registrant intends to publish information in English, as required under Rule 12g3-2(b)(1)(iii), on its website at www.shl-telemedicine.com.

Part III

Item 10. Exhibits

Exhibit	Description

99.1	Press Release, dated February 2, 2026

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, SHL Telemedicine Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, SHL Telemedicine Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

SHL TELEMEDICINE LTD.
By: /s/ Lior Haalman Name: Lior Haalman Title: Chief Financial Officer Date: February 2, 2026